CENTERPLATE, INC.
2187 Atlantic Street, 6th Floor
Stamford, Connecticut 06902

November 8, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Centerplate, Inc. Registration Statement on Form S-3 File No. 333-141551

Ladies and Gentlemen:

Centerplate, Inc. (the “Company”), hereby requests that the Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 2:00 p.m., Eastern Time, on Friday, November 9, 2007, or as soon as thereafter as practicable.

The Company hereby acknowledges that:

     •     should the Commission or the staff, acting pursuant to the Company authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     •     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     •     the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Centerplate, Inc.

By: /s/ Rina E. Terán Name: Rina E. Terán Title: Vice President, Associate General Counsel and Corporate Secretary